FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number 0-24018

For the month of:        November, 2002

ZI CORPORATION
(Translation of registrant’s name into English)

2100 840 7th Ave. SW Calgary, Alberta Canada T2P 2V6
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	No

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 — ]

zi corporation

news release

News Release for November 10, 2002

Zi Corporation to Appeal Jury’s Verdict and Damages
Award Following Judge’s Rulings in Tegic Litigation

Judge’s Earlier Decision that Zi’s Current Version of eZiText® Software
Does Not Infringe Continues in Effect

CALGARY, AB, November 10, 2002 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC) today announced the outcome of the November 8 hearing in the U.S. patent infringement litigation between Zi and Tegic Communications Inc., a unit of AOL Time Warner. The trial judge denied various post-trial motions by Zi, including a motion to set aside the September 4 jury verdict and damages award in favour of Tegic. Zi will be filing motions to reconsider these decisions and to set the amount of security for appeal. The trial judge has not decided post-trial motions in which Tegic seeks enhancement of damages and entry of an injunction against Zi. The earliest these post-trial motions are likely to be heard is November 22, but a definitive date has not been set. After the trial judge has decided all post-trial motions, Zi intends to appeal the trial judge’s decisions if not reconsidered in Zi’s favour.

        Chairman and Chief Executive Officer, Michael Lobsinger said, “We are obviously disappointed with the trial judge’s ruling to not set aside the jury’s verdict and damages award. We will be taking steps to have the damages award reconsidered by the trial judge as well as to set the amount of security for appeal. If the trial judge’s decisions are not reconsidered, we intend to appeal all decisions, including the ruling upholding the validity of Tegic’s U.S. patents. We intend to vigorously pursue those motions and appeals and are optimistic about our eventual success.”

        At a trial held in U.S. District Court for the Northern District of California in San Francisco that concluded on September 4, the jury found in favor of Tegic in regard to the infringement claims and set an amount of damages of US$9 million. The jury’s verdict on patent infringement involves only Zi’s older version of eZiText, a product which was not being sold in the United States.

        The trial judge’s rulings in the November 8 hearing leave in effect the trial judge’s February 21 summary judgment that Zi’s current flagship product line does not infringe the Tegic patents. Zi’s current version of eZiText software is sold to its customers worldwide, including those in the United States.

(more)

Intelligent Interface Solutions

About Zi Corporation

Zi Corporation (www.zicorp.com) is a market-driven technology company delivering intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company’s core technology products, eZiTap and eZiText, connect people to short messaging, e-mail, e-commerce, Web browsing and similar applications in almost any written language. eZiNet is a new network-based platform that enables handset manufacturers and network operators to provide users with access to media rich content and information stored on a network, despite the memory restrictions of the mobile device. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation’s current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation’s products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation’s 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

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For more information:

Investor Inquiries:
Allen & Caron Inc Jill Bertotti Phone: (949) 474-4300 E-mail: jill@allencaron.com	Zi Corporation Dale Kearns Chief Financial Officer Phone: (403) 233-8875 E-mail: investor@zicorp.com

Media Inquiries:
Allen & Caron Inc
Len Hall (Business/Financial media)
E-mail: len@allencaron.com
Phone: (949) 474-4300

Intelligent Interface Solutions

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 11th day of November, 2002.

ZI CORPORATION
(Registrant)

By:  (signed)  James Duffus
        Associate General Counsel